UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **January 22, 2015**

AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA 24541

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **434-792-5111**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- þ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 22, 2015, American National Bankshares Inc. ("the Company") reports earnings for foruth quarter 2014.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

99.1 January 22, 2015 News Release

99.2 Quarterly Balance Sheets, Statements of Income, Net Interest Income Analysis and Selected Financial Data

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 22, 2015
/s/ William W. Traynham
Executive Vice President and Chief Financial Officer